If you do not want to sell Fund shares at this time, please disregard this notice. This letter and attached information are simply notification of the Fund’s tender offer.

December 29, 2014

Dear Investor:

We are writing to inform you of important dates relating to a tender offer by Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Fund”). If you are not interested in tendering for repurchase your shares of limited liability company interest in the Fund (“Shares”) at this time, please disregard this notice.

Tender offer information

The tender offer period will begin on December 29, 2014 and will end at 12:00 midnight, Eastern Time, on January 27, 2015 (the “Expiration Date”). The purpose of the tender offer is to provide liquidity to Investors who hold Shares of the Fund. Shares may be repurchased only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender Shares, please complete and return the enclosed Letter of Transmittal either (i) by mail to Grosvenor Funds, c/o BNY Mellon TA Alternative Investment RIC Funds, 4400 Computer Drive, Westborough, MA 01581, (ii) by e-mail to grosvenordeinvservices@bnymellon.com (please include the words “Grosvenor Fund Tender Documents” in the subject line), or (iii) by fax to (508) 599-6042. The completed and executed Letter of Transmittal must be received by mail, e-mail or fax at the above addresses or fax number prior to the Expiration Date. The Fund recommends that all mailed documents be submitted by certified mail, return receipt requested. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL SHARES AT THIS TIME.

All requests to tender Shares must be received by the Fund in good order by the Expiration Date.

To learn more

If you would like to learn more about the tender offer, please refer to the attached Offer to Purchase document, which contains additional information. If you have any questions regarding the tender offer or the Fund in general, please contact the Fund at (877) 355-1469.

Sincerely,

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

900 North Michigan Avenue, Suite 1100 | Chicago, Illinois 60611 | T 312.506.6500 | F 312.506.6888 | gcmlp.com

Distributed Through Grosvenor Securities LLC